UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, February 2, 2012

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAX IDENTIFICATION NUMBER	:	91.144.000-8

In accordance with the provisions of Article 9 and Article 10, paragraph two of Law No. 18,045, and General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, and duly authorized to that effect by the board of directors, I hereby inform the following regarding Embotelladora Andina S.A. (the “Company”), its business, its values of public offering or the tender of them as a material event:

On this date, the Company and its controllers, Inversiones Freire Limitada and Inversiones Freire Dos Limitada (jointly, “Freire”), and, Embotelladoras Coca-Cola Polar S.A. and its controller, Inversiones Los Aromos Limitada, have signed a memorandum of understanding, which contains the general conditions leading to the merger by incorporation to take place between Embotelladoras Coca-Cola Polar S.A. and the Company, which would be the acquiring company. According to the aforementioned memorandum, a promissory merger agreement will be negotiated in good faith, which will contain the final terms and conditions thereof, along with a shareholders agreement format that will be signed between Freire and Inversiones Los Aromos Limitada once the merger materializes.  Every reasonable effort will be made in order to conclude this process on a date yet to be determined but in any event, no later than March 15th, 2012.

The operation will be materialized through a merger by acquisition and exchange of newly issued shares of the Company, at a rate of 0.33269 Series A Company shares and 0.33269 Series B Company shares, per each share of Embotelladoras Coca-Cola Polar S.A. (“Exchange Rate”).

The Exchange Rate implies that the current shareholders of Embotelladoras Coca-Cola Polar S.A. will have a 19.68% of the shareholding ownership of the Company once merged.

Prior to the execution of the merger, the Company and Embotelladoras Coca-Cola Polar S.A. will distribute dividends to their shareholders, in addition to those already declared and distributed to date, of the corresponding incomes of 2011, in the amount of Ch$28,155,862,307 and Ch$29,565,609,857, respectively, which represents Ch$35.27 per Series A share and Ch$38.80 per Series B share in the case of the Company, and Ch$105.59 per share in the case of Embotelladoras Coca-Cola Polar S.A.

Considering figures for the 12 month-period ended September 30, 2011, the merged entity would have a pro-forma sales volume of 641 million unit cases, equivalent to approximately US$2,563 million in net sales, becoming one of the largest Coca-Cola bottlers in Latin America with operations in Argentina, Brazil, Chile and Paraguay.

Santiago, February 2, 2012.

(signed)

Andrés Wainer

Chief Financial Officer